                     DARWIN PROFESSIONAL UNDERWRITERS, INC.
                               9 FARM SPRINGS ROAD
                              FARMINGTON, CT 06032


May 16, 2006


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Jeffrey Riedler, Assistant Director

      Re:   Darwin Professional Underwriters, Inc.
            Registration Statement on Form S-1 (File No. 333-132355)

Dear Mr. Riedler:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, Darwin Professional Underwriters, Inc. (the "Company") hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective by 3:00 p.m. Eastern Time on Thursday, May 18, 2006 or as soon as possible thereafter.

      In addition, the Company also requests that the effective date of the Company's Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission on May 16, 2006, be accelerated concurrently with that of the Company's Registration Statement on Form S-1.

      The Company hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

      The Company further acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call Aileen C. Meehan, Esq. at (212) 259-6910 or Margaret S. Lam, Esq. at (212) 259-6244 should you have any questions with regard to this matter.

Very truly yours,


DARWIN PROFESSIONAL UNDERWRITERS, INC.



By:_  /s/ MARK I. ROSEN
     ----------------------------------
     Name:  Mark I. Rosen
     Title:   Senior Vice President and
     General Counsel

[MERRILL LYNCH LOGO]                        Global Markets & Investment Banking

                                            World Financial Center North Tower
                                            New York, New York  10281-1305
                                            212-449-6500

                                                May 16, 2006



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re:   Darwin Professional Underwriters, Inc.
      Registration Statement No. 333-132355

Gentlemen:

      On behalf of the underwriters, we hereby join the company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. EDT on May 18, 2006, or as soon thereafter as possible, pursuant to Rule 430A.

      The Underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the Preliminary Prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as Representatives, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

      In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated May 5, 2006.


            N.Y.S.E.                                                   1
            Financial Services and Publications                       15
            N.A.S.D.                                                   5
            Underwriters                                           3,976
            Dealers                                                    6
            Individuals & Corporations                             2,065
            MLPF&S Inc. Branch Offices                             5,143
                                                                 -------
                  TOTAL                                           11,211 Copies

            Very truly yours,

            MERRILL LYNCH & CO.
            MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
            CREDIT SUISSE SECURITIES (USA) LLC
            DOWLING & PARTNERS SECURITIES, LLC
            COCHRAN CARONIA WALLER SECURITIES LLC
            KEEFE, BRUYETTE & WOODS, INC.
            As Underwriters

            BY:   MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


            By: /s/ HUGH H. HAYNES
                ------------------------------------------------------------
                                     Hugh H. Haynes
                                  Authorized Signatory